SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]   Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2003

OR

[   ]  Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-42720

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

6922 Hollywood Boulevard
12th Floor
Los Angeles, CA 90028

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

6922 Hollywood Boulevard
12th Floor
Los Angeles, CA 90028

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Report of Independent Registered
Public Accounting Firm

To the Plan Administrator
GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN:

We have audited the accompanying statements of net assets available for benefits of Gemstar-TV Guide International, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gemstar-TV Guide International, Inc. 401(k) Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                                      /s/ Ernst & Young LLP

Los Angeles, California
June 21, 2004

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31, 2003 2002

Cash	$38,897	$60,717
Investments at fair value:
Common/collective trust funds	29,405,687	27,066,021
Mutual funds	50,304,594	36,068,279
Common stock	409,161	312,860
Preferred stock	118,032	86,536
Participant loans	1,732,117	1,850,708

Total investments	81,969,591	65,384,404
Receivables:
Employee contributions receivable	1,243	5,834
Employer contributions receivable	608	2,355
Accrued income	9,391	9,043

Total receivables	11,242	17,232

Net assets available for benefits	$82,019,730	$65,462,353

        See accompanying notes to financial statements.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2003

Additions to net assets available for benefits attributed to:

Investment income:
Interest	$111,823
Dividends	1,419,091

Total investment income	1,530,914

Contributions:
Employee	6,848,471
Employer, net of forfeitures	2,583,854

Net contributions	9,432,325

Net appreciation in fair value of investments	12,261,071

Total additions	23,224,310

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	6,659,217
Other, net	7,716

Total deductions	6,666,933

Net increase in net assets available for benefits	16,557,377

Net assets available for benefits:
Beginning of year	65,462,353

End of year	$82,019,730

        See accompanying notes to financial statements.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2003

(1)     Description of Plan

The following description of the Gemstar-TV Guide International, Inc. 401(k) Plan, (the “Plan”), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a) General

The Plan is a defined contribution plan covering all employees of Gemstar-TV Guide International, Inc. who have completed one month of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (” ERISA”). The Plan sponsor is Gemstar-TV Guide International, Inc.

On July 1, 2002, the following defined contribution retirement plans maintained by one or more subsidiaries of Gemstar-TV Guide International, Inc. were merged into the restated and amended TV Guide, Inc. 401(k) Plan: the Gemstar Employees 401(k) Profit Sharing Plan, the Nuvomedia Inc. 401(k) Plan, the Softbook Press 401(k) Plan, the SkyMall Incorporated 401(k) Plan, the VideoGuide 401(k) Plan and the Starsight Telecast, Inc. Employees 401(k) Savings Plan (each such plan is referred to as an “Affiliate Plan”), with the Plan as the survivor. In connection with the mergers, the net assets of each Affiliate Plan were transferred into the Plan. The TV Guide, Inc. 401(k) Plan changed its name to the Gemstar-TV Guide International, Inc. 401(k) Plan and transferred the sponsorship of the Plan from TV Guide, Inc. to Gemstar-TV Guide International, Inc.

(b) Contributions

Participants can elect to contribute, through payroll deductions, from 1% to 25% of pre-tax compensation, as defined by the Plan, subject to annual limitations outlined by the Internal Revenue Code (the “Code”). Eligible employees may make a rollover contribution to the Plan of all or any portion of eligible rollover distributions as defined by the Plan. The Company may make a matching contribution of an amount equal to a designated percentage rate of each participant’s contribution of pre-tax compensation. The Company’s matching percentage is determined by the Company and announced prior to the beginning of the Plan year. For the year ended December 31, 2003, the Company matched 100% of the first 4% of each participant’s contribution of pre-tax compensation. For any Plan year, additional matching contributions can be made at the discretion of the Company. There were no additional discretionary matching contributions made for the year ended December 31, 2003.

          (c)    Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s earnings. The benefit to which a participant is entitled is the vested balance in the participant’s account.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Notes to Financial Statements (d) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting for the Company matching contributions is at a rate of 20% per year beginning after the employee’s first full year of service with an additional 20% for each of the next four years, achieving 100% vesting at five years of credited service. Participants become fully vested in the Company matching contributions upon retirement or in the event of death or disability.

Employer matching contributions plus actual earnings or losses thereon forfeited due to employees leaving the plan prior to fully vesting is used to offset future employer contributions. Forfeitures used to offset Company matching contributions were $677,491 during the plan year ended December 31, 2003.

          (e)    Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments to the available investment options. Participants may change their investment options and transfer balances between existing investments on a daily basis

          (f)    Payment of Benefits

Upon separation of service due to termination, death, disability or retirement, participants can elect to leave their account balance within the Plan until minimum distribution payments are required by law or elect to receive either a lump sum distribution of their account or, if their account balance is greater than $5,000, equal periodic payments over a designated period in accordance with current tax regulations.

(g) Participant Loans

Under certain circumstances, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance. Loan terms are not to exceed five years (20 years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at the prime rate published in the Wall Street Journal on the first business day of the month prior to the date the loan is funded plus 1%. The participant repays principal and interest either through payroll deductions or in such a manner as determined by the committee appointed to administer the Plan.

          (h)    Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. The Company paid all administrative expenses in 2003.

(2)     Summary of Accounting Policies

          (a)    Basis of Presentation

                   The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

          (b)    Investment Valuation

The Plan’s investments are stated at fair value. Mutual funds and common stock are valued based upon quoted market prices. Common/collective trusts are valued by an affiliate of the trustee based upon quoted market prices of underlying investments. The participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation or depreciation of the fair value of its instruments. This consists of realized gains or losses and unrealized appreciation or depreciation of those investments.

          (c)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          (d)    Payment of Benefits

Benefits are recorded when paid.

          (e)    Concentration of Credit Risk

Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist of cash, participant loans, corporate bonds, commercial paper, government bonds and fixed income securities. Such credit risk is considered by Plan management to be limited due to the diversity of investments and the financial stability of the institutions involved.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Notes to Financial Statements

(3)      Investments

The following table presents the fair values of individual investments greater than 5% of the Plan's net assets at December 31, 2003 and 2002:
	2003 2002

Merrill Lynch Retirement Preservation Trust	$18,420,600	$18,587,212
Davis New York Venture Fund Class A	11,377,780	8,350,502
Merrill Lynch Equity Index Trust Tier 1	10,985,087	8,478,809
PIMCO Total Return Fund Class A	6,126,334	5,451,029
Dreyfus Premier Balanced Fund Class A	5,333,204	4,547,088
ING International Value Fund Class A	4,465,627	2,692,964
Pioneer Growth Shares Class A	4,117,813	2,997,823

The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the year ended December 31, 2003:

2003

Mutual funds	$9,715,712
Common/collective trust funds	2,365,737
Common stock	147,381
Preferred stock	$32,241

(4)      Parties-in-Interest

In addition to the Company and Participants, there are three other Parties-in-Interest. Merrill Lynch Bank, USA, A Merrill Lynch affiliate, maintains certain common/collective trust funds which are included in the Plan investments. Merrill Lynch Retirement Services Group performs recordkeeping responsibilities for the Plan and Merrill Lynch Trust Company is the Plan trustee. News Corporation Limited is a significant holder of the Company's stock and certain of its officers and directors serve on the Company's Board of Directors.

(5)      Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 18, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(6)      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule 1

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2003

Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Current Value
*	Merrill Lynch:
	Equity Index Trust Tier 1	Common/collective trust	136,664 shares	$ 10,985,087
	Retirement Preservation Trust	Common/collective trust	18,420,600 shares	18,420,600
	PIMCO:
	High Yield Fund Class A	Mutual fund	151,902 shares	1,484,082
	Total Return Fund Class A	Mutual fund	572,020 shares	6,126,334
	ING International Value Fund Class A	Mutual fund	295,541 shares	4,465,627
*	Merrill Lynch:
	Global Allocation Fund, Inc. Class A	Mutual fund	27,671 shares	415,346
	Small Cap Value Fund, Inc. Class A	Mutual fund	36,145 shares	931,456
	Oppenheimer Capital Appreciation
	Fund Class A	Mutual fund	57,125 shares	2,211,884
	Wells Fargo Large Company Growth
	Fund Class A	Mutual fund	1,592 shares	75,982
	Fidelity Advisor Diversified
	International Fund Class T	Mutual fund	70,123 shares	1,101,625
	The Oakmark Equity and Income Fund
	Class II	Mutual fund	81,393 shares	1,788,203
	Lord Abbett Small Cap Value Fund
	Class A	Mutual fund	20,407 shares	503,237

Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Current Value
	MFS Strategic Growth Fund Class A	Mutual fund	4,702 shares	$ 83,411
	Delaware Trend Fund Class A	Mutual fund	66,926 shares	1,262,299
	Van Kampen:
	Van Kampen American Value Fund
	Class A	Mutual fund	52,506 shares	1,117,323
	Van Kampen American Value Fund	Mutual fund	64,924 shares	1,381,593
	Pioneer Growth Shares Class A	Mutual fund	360,579 shares	4,117,813
	Dreyfus Premier Balanced Fund
	Class A	Mutual fund	432,188 shares	5,333,204
	Alliance Technology Fund Class A	Mutual fund	55,022 shares	2,989,321
	Massachusetts Investors Trust Class A	Mutual fund	226,514 shares	3,538,144
	Davis New York Venture Fund
	Class A	Mutual fund	413,437 shares	11,377,780
*	Gemstar-TV Guide International,
	Inc. Common Stock	Common stock	66,006 shares	334,849
*	The News Corporation Limited
	Common Stock	Common stock	2,457 shares	74,312
*	The News Corporation Limited
	Preferred Stock	Preferred stock	3,270 shares	118,032
*	Participant Loans	Interest rates from 4.75% to 10%		1,732,117

				81,969,591

*  Party-in-Interest as defined by ERISA

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GEMSTAR-TV GUIDE INTERNATIONAL, INC. 401(K) PLAN BY: /S/ Marc Verville —————————————— Marc Verville Senior Vice President, Corporate Finance Gemstar-TV Guide International, Inc.

    Date: June 21, 2004

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EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP